EXHIBIT 99.2

U.S. ENERGY CORP. & SUBSIDIARIES

NOMINATING AND GOVERNANCE COMMITTEE CHARTER
(as initially adopted July 14, 2010 and amended and restated on ___________, 2019, and further edited and adopted on _____________, 2022)

I. Purpose

The Nominating and Governance Committee (the "Committee") shall identify and recommend to the Board of Directors (the "Board") of U.S. Energy Corp. (the "Company") nominees for election to the Board to be included in the Company's Proxy Statement for the annual shareholders meeting, and when required for election by the Board, to fill vacancies in the Board occurring between annual shareholder meetings. The Committee shall recommend to the Board corporate governance principles, applicable to the Company, and oversee and approve the process and guidelines for the annual evaluation of the performance and effectiveness of the Board, and its committees, and exercise and perform the authority, duties and responsibilities of the Committee set forth in this charter. The Committee will also review Executive Leadership and succession planning. Lastly, the Committee will review the Company's risk management policies and practices as well as its Environmental Social and Governance policies and practices.

II. Committee Membership

Nasdaq Rule 5605(e) requires that director nominees must either be selected, or recommended for the Board's selection, either by: (i) independent directors constituting a majority of the Board's independent directors, or (ii) a nomination committee comprised solely of independent directors. Pursuant to the Wyoming Business Corporation Act 17-16-825(e)(iii), a committee may not fill vacancies on the Board or on any of its committees without approval by the Board.

The membership of the Committee shall consist of at least three (3) directors appointed by the Board, each of whom shall be independent as determined by the rules of the Nasdaq Stock Market ("Nasdaq") or other stock exchange or market upon which the Company's securities are traded. The members of the Committee shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause.

III. Committee Structure and Operations

1. The Committee shall meet at least three times a year in person or telephonically or as often as necessary to fulfill the Committee's responsibilities. Meetings shall include any participants the Committee deems appropriate and shall be of sufficient duration and scheduled at such times as the Committee deems appropriate to discharge properly its responsibilities. The chairman of the Committee shall be responsible for keeping adequate minutes of all its

meetings and will report any recommendations to the Board. The Committee shall be governed by the same rules as are applicable to the Board and will be provided the resources and authority necessary to conduct its business.

IV. Committee Responsibilities

The responsibilities of the Committee are as follows:

- Determine the qualifications, qualities, skills, and other expertise required to be a director of the Company and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director.
- Oversee succession planning for the Board and Board leadership appointments, including the committee chairs, in accordance with the Board's Corporate Governance Policies.
- Review the overall size and composition of the Board, taking into consideration the skills, attributes, experience and tenure of each Board member in accordance with the Company's Corporate Governance Policies.
- Search for, screen and recruit potential candidates to serve as a director on the Board.
- Independent Directors are to have expertise in one of the business areas of the Company. These areas of expertise may change as the direction of the Company changes as determined by the Board. At the time of the adoption of this policy the following areas of expertise are required: (i) Financial Expert - as required by Nasdaq, the United States Securities and Exchange Commission (the "SEC"), and the Sarbanes Oxley Act of 2002, as amended, (ii) oil and gas, (iii) mining/geology, and/or (iv) investment banking.
- Review the qualifications, including capability, availability to serve, conflicts of interest, and other relevant factors of any identified potential director candidate and where necessary, assist in interviewing the director candidates for the Board. In identifying candidates, the Committee shall consider whether each candidate would qualify as independent, and where appropriate, his or her skills, experience, perspective, background and financial expertise and any other qualifications the Committee deems relevant for the effective functioning of the Board. In considering individual director candidates, the Committee also shall take into account diversity of gender, age, race, culture, viewpoints, skill, training, background, and other individual qualifications and attributes in order to achieve the optimal mix of talent, experience and perspective of the members on the Board, taken as a whole.
- Make recommendations to the Board of individuals: (a) for election as directors of the Board to be presented by the Company in the annual proxy statement to be voted on at the annual shareholders meeting or (b) to fill vacancies in the Board occurring between annual shareholder meetings.
- Consider matters relating to the resignation and retirement of the directors.

- Consult with the Chairman and Chief Executive Officer to provide comments and suggestions to the Board concerning committee structure, operations, member qualifications, and committee appointments.
- Review the Company's directors and officers insurance.
- On an annual basis, review and recommend to the Board any proposed changes to the Charter of the committees of the Board
- Consult with the Chairman and Chief Executive Officer on Environmental Social and Governance matters.
- Review the Company's risk management policies including insurance and financial hedge instruments.